Andrew I. Telsey, P.C. Attorney at Law
12835 E. Arapahoe Road, Tower One, Penthouse #803, Englewood, Colorado 80112 Telephone: 303/768-9221 • Facsimile: 303/768-9224 • E-Mail: andrew@telseylaw.com

August 1, 2018

VIA: EDGAR

Securities and Exchange Commission

100 F St., NE

Washington, D.C. 20549

Attn: Donald E. Field, Esq.

RE:	Kisses From Italy, Inc.; Registration Statement on Form S-1/A Filed July 11, 2018 SEC File No. 333-224931

Dear Mr. Field:

Filed electronically on behalf of Kisses From Italy,, Inc. (the “Registrant” or “Company”) is Amendment No. 2 to the Form S-1 (the “Amendment”), submitted in response to the staff’s written comments of July 11, 2018. This letter describes the Registrant’s response to each comment and the location in the Amendment where the changes have been made. All references to page numbers are to the redlined Amendment that has been forwarded to you under separate cover.

Form S-1 Registration Statement, Amendment No. 1

Prospectus Summary

(Page 1)

1. The Amendment has been revised to include the going concern opinion issued by the auditor. The revised disclosure also addresses the Company’s current cash position, when the Company may run out of funds without additional capital. The disclosure previously included in the Liquidity section of MD&A discussing the $1 million in additional financing has also been incorporated. See page 6-7.

Risk Factors

(page 4)

2. A new risk factor has been added in the Amendment concerning the risks associated with the recently issued convertible debentures. See page 12.

Liquidity and Capital Resources

(Page 22)

3. The discussion of cash flows provided by (used in) operating, investing and financing activities for the years ended December 31, 2017 and 2016 have been incorporated into the Amendment. See page 48-49.

Recent Accounting Pronouncements

(page 24)

4. Pursuant to the Company’s conversation with the staff of this date, we believe that the disclosure in the Amendment has been reconciled to reflect that the Company has elected to be classified as an emerging growth company. See the cover page.

Audited Financial Statements

Note 4 – Accrued and Other Liabilities

(page F-9)

5. All amounts in the table have been revised to be consistent with the audited balance sheet, as well as the accrued liabilities balances on the interim balance sheet.. See page 87.

Note 2 – Summary of Significant Accounting Policies

(page F-17)

6. The relevant disclosure has been expanded per the staff’s comment. See page 97.

Note 5 – Loans Payable

(page F-19)

7. The relevant Statement of Cash Flows and applicable note have been revised in accordance with the staff’s comment. See pages 82 and 96.

Based on the foregoing responses to the staff's letter of comment and the revisions made by this Amendment we believe this Amendment is in compliance with the applicable form instructions and rules pertaining thereto and that it is complete.

Thank you for your continued cooperation. If we can be of any assistance in connection with the staff’s review of the Amendment please do not hesitate to contact the undersigned at your earliest convenience.

Very truly yours,

ANDREW I. TELSEY, P.C.

s/ Andrew I. Telsey

For the Firm